SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 11, 2011

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The GAAP Financial Statements attached to the Press Release of the Company, dated August 11, 2011, entitled “Syneron Reports Second Quarter 2011 Results,” which is attached hereto is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: August 11, 2011

Syneron Reports Second Quarter 2011 Results

YOKNEAM, ISRAEL--(Marketwire - Aug 11, 2011) -

Record Revenue of $60.6 Million, With Net Profitability on a Non-GAAP Basis

PAD* Segment Operating Income of $3.2 Million, or 5.9% of Revenue

Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, today announced second quarter 2011 financial results for the three month period ended June 30, 2011.

Second Quarter 2011 Year-Over-Year Financial Highlights Include:

•	Revenue of $60.6 million, up 24.1%
•	EBU** segment revenue of $6.1 million, growing to more than 10% of total revenue
•	International revenue of $39.7 million, up 29.9%
•	North America revenue of $20.9 million, up 14.5%
•	Non-GAAP gross margin of 52.0%, up from 48.9%
•	Non-GAAP net income of $0.2 million and non-GAAP earnings per share of $0.01, compared to a non-GAAP net loss of $3.7 million and a non-GAAP loss per share of $0.11 in the second quarter of 2010
•	PAD segment non-GAAP operating income of $3.2 million, compared to a loss of $1.7 million in the second quarter of 2010
•	Cash and investments portfolio of $212.2 million at June 30, 2011

Louis P. Scafuri, CEO of Syneron, commented, "During the second quarter we strengthened and expanded our industry leadership position and continued to gain market share. We benefitted from our innovative and diversified product portfolio, including the successful launch of the new GentleLASE PRO high speed hair removal system. Our strong top-line performance was coupled with continued prudent expense management, allowing us to deliver another quarter of strong operating profit in our Professional Aesthetic Device, or PAD, segment.

"Second quarter top-line results also benefitted from rapid growth of our Emerging Business Units, or EBU, which more than doubled on a sequential basis. This growth was driven by the ongoing international rollout of the mē home-use hair removal system, the launch of the Tända ZAP™ advanced acne clearing device and increased sales of our elure™ Advanced Skin Lightening products. We are very pleased with the strong growth and diversification provided by the EBU segment and expect that it will continue to play an increasingly important role in our overall business. In summary, we believe Syneron is best positioned in the Aesthetic market place to further advance our global market leadership."

Revenue: Second quarter 2011 revenue was $60.6 million, an increase of 24.1% compared to $48.8 million in second quarter 2010 and a 21.6% sequential increase over first quarter 2011.

 International revenue in second quarter 2011 was $39.7 million, an increase of 29.9% compared to $30.6 million in second quarter 2010 and an 18.9% sequential increase over first quarter 2011. Second quarter 2011 revenue in North America was $20.9 million, an increase of 14.5% compared to $18.2 million in second quarter 2010 and a 27.4% increase over first quarter 2011.

Non-GAAP Financial Highlights for the Second Quarter Ended June 30, 2011:

Gross Margin: Second quarter 2011 non-GAAP gross margin was 52.0%, compared to 48.9% in second quarter 2010 and 53.5% in first quarter 2011. The significant increase in non-GAAP gross margin compared to the second quarter of 2010 was primarily driven by higher sales mix of Syneron products and consumables, which benefited from increased cross selling and higher production and sales volume. The sequential decline in non-GAAP gross margin was mainly due to the penetration phase of the mē home-use hair removal system into new European markets and stronger Candela sales to distributors.

Operating Income (loss): Second quarter 2011 non-GAAP operating income was $0.3 million, compared to a non-GAAP operating loss of $3.3 million in second quarter 2010. Second quarter 2011 non-GAAP operating income represented 0.5% of revenue in the quarter, compared to a non-GAAP operating loss of 6.8% of revenue in second quarter 2010.

The significant improvement in non-GAAP operating income (loss) was primarily driven by the increase in gross margin and operational efficiency and cost cutting measures implemented since the first quarter 2010.

Net Income (loss): Second quarter non-GAAP 2011 net income was $0.2 million, compared to a non-GAAP net loss of $3.7 million in second quarter 2010.

Earnings (loss) Per Share: Second quarter 2011 non-GAAP earnings per share (basic and diluted) was $0.01, compared to a non-GAAP loss per share of $0.11 in second quarter 2010.

Non-GAAP net income and earnings per share for second quarter 2011 are adjusted to exclude the following one-time income and expenses, which are detailed in the Company's financial tables:

•	Income from a re-valuation of contingent liabilities related to the Company’s previous acquisitions of $3.1 million
•	Amortization of acquired intangible assets of $2.1 million
•	Stock-based compensation of $0.9 million
•	Post acquisition severance payment of $0.8 million

GAAP Financial Highlights for the Second Quarter Ended June 30, 2011:

Gross Margin: Second quarter 2011 gross margin was 50.3%, compared to 47.2% in second quarter 2010 and 51.4% in first quarter 2011. The significant increase in GAAP gross margin compared to the second quarter of 2010 was primarily driven by higher sales mix of Syneron products and consumables, which benefited from increased cross selling and higher production and sales volume. The sequential decline in GAAP gross margin was mainly due to the penetration phase of the mē home-use hair removal system into new European markets and stronger Candela sales to distributors.

Operating loss: Second quarter 2011 operating loss was $1.1 million, compared to an operating loss of $6.5 million in second quarter 2010.

The significant improvement in operating loss was primarily driven by the increase in gross margin and operational efficiency and cost cutting measures implemented since first quarter 2010.

Net loss: Second quarter 2011 net loss was $0.3 million, compared to a net loss of $6.2 million in second quarter of 2010.

Loss Per Share: Second quarter 2011 loss per share was $0.01, compared to a loss per share of $0.18 in second quarter 2010.

Cash Position: As of June 30, 2011, cash and cash equivalents, including short-term and long-term bank deposits and investments in marketable securities, were $212.2 million.

Asaf Alperovitz, Chief Financial Officer of Syneron, commented, "Second quarter PAD operating margin remained strong despite increased sales and marketing efforts to support the launch of our GentleLASE PRO. On a consolidated basis, the positive PAD results allowed us to achieve our third consecutive quarter of non-GAAP profitability. The year-over-year improvement in gross margin was driven by a higher mix of Syneron products and continued procedure growth with our systems that utilize consumable components. The sequential decrease in gross margin was mainly a result of increased sales contribution from the EBU segment, which currently has margins below the overall average, primarily due to the penetration phase of our mē home-use hair removal system into new European markets, where we sell to our distribution partners. We view the growing contribution from the EBU segment as a positive indicator of its growth potential and will continue to invest in expanding this business."

Unaudited Non-GAAP segment results for the three months ended June 30, 2011 and 2010 (in thousands):

	For the three-months ended
	June 30,	% of	June 30,	% of	% of
	2011	Revenues	2010	Revenues	Change
Revenue

Professional Aesthetic Devices	$54,469	89.9%	$47,875	98.1%	13.8%
Emerging Business Units	6,115	10.1%	928	1.9%	558.9%

Total revenues	$60,584	100.0%	$48,803	100.0%	24.1%

Operating income (loss)

Professional Aesthetic Devices	$3,235	5.9%	$(1,735)	-3.6%	-286.5%
Emerging Business Units	(2,951)	-48.3%	(1,607)	-173.2%	83.6%

Total operating income (loss)	$284	0.5%	$(3,342)	-6.8%	-108.5%

Unaudited GAAP segment results for the three months ended June 30, 2011 and 2010 (in thousands):

	For the three-months ended
	June 30,	% of	June 30,	% of	% of
	2011	Revenues	2010	Revenues	Change
Revenue

Professional Aesthetic Devices	$54,439	89.9%	$47,701	98.1%	14.1%
Emerging Business Units	6,115	10.1%	928	1.9%	558.9%

Total revenues	$60,554	100.0%	$48,629	100.0%	24.5%

Operating loss

Professional Aesthetic Devices	$1,906	3.5%	$(4,912)	-10.3%	-138.8%
Emerging Business Units	(3,016)	-49.3%	(1,607)	-173.2%	87.7%

Total operating loss	$(1,110)	-1.8%	$(6,519)	-13.4%	-83.0%

Use of Non-GAAP Measures
This press release provides financial measures for gross margin, operating income (loss), net income (loss), earnings (loss) per share, which exclude one-time expenses relating to the mergers with Candela Corporation and Primaeva Medical Inc, an expense charge related to stock-based compensation and amortization, one-time severance and other one-time charges and non-recurring costs, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our operational results and enhances management's and investors' ability to evaluate the Company's gross margin, operating income (loss), net income (loss) and earnings (loss) per share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Conference call
Syneron management will host its second quarter 2011 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its Website, www.syneron.com. To access the call, enter the Syneron Website, then click on the Investor Relations -- Overview and select "Q2 2011 Results Web Cast."

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-844-6886 in the U.S., and 970-315-0315 from overseas. The conference pass code is: 84051695.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets and services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the businesses of Syneron and Candela may not be integrated successfully; the risk that the merger transaction with Candela may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the merger transaction make it more difficult to maintain relationships with customers, employees, or suppliers; as well as the risks set forth in Syneron Medical Ltd.'s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document.

Syneron, the Syneron logo, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

*PAD: Professional Aesthetic Device segment, which includes the results of the Syneron and Candela device businesses

**EBU: Emerging Business Units. Products in the EBU include mē home-use hair removal system, elure Advanced Skin Lightening products, Tända LED systems, Light Instruments' dental laser devices along with pipeline products that include the Company's strategic home-use device partnership with Procter & Gamble and Fluorinex teeth whitening and fluorination.

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Loss
(in thousands, except per share data)

	For the three-months ended		For the six-months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010

Revenues	$60,554	$48,629	$110,337	$91,631
Cost of revenues	30,096	25,667	54,290	53,836

Gross profit	30,458	22,962	56,047	37,795

Operating expenses:
Sales and marketing	17,730	14,477	31,705	35,300
General and administrative	8,072	7,949	15,326	22,707
Research and development	8,156	6,721	14,524	13,751
Other expenses (income), net	(2,390)	334	(1,791)	2,426

Total operating expenses	31,568	29,481	59,764	74,184

Loss from operations	(1,110)	(6,519)	(3,717)	(36,389)

Other income:
Financial Income, net	416	162	750	325
Other income (expenses)	-	(250)	24	(363)

Total other income	416	(88)	774	(38)

Loss before taxes on income (tax benefit)	(694)	(6,607)	(2,943)	(36,427)

Taxes on income (tax benefit)	54	(3)	524	(6,206)

Loss from operations before non-controlling interest	(748)	(6,604)	(3,467)	(30,221)

Net loss attributable to non-controlling interest	464	429	806	1,555

Net loss attributable to Syneron shareholders	$(284)	$(6,175)	$(2,661)	$(28,666)

Loss per share:

Basic and Diluted
Loss from operations before non-controlling interest	$(0.02)	$(0.19)	$(0.10)	$(0.88)
Net loss attributable to non-controlling interest	0.01	0.01	0.02	0.05
Net loss attributable to Syneron shareholders	$(0.01)	$(0.18)	$(0.08)	$(0.83)

Weighted average shares outstanding:
Basic and Diluted	35,152	34,439	35,035	34,233

Syneron Medical Ltd.
Condensed Consolidated Balance Sheets
(in thousands)

	June 30,	December 31,
	2011	2010
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	$62,804	$63,821
Short-term bank deposits	16,507	1,192
Available-for-sale marketable securities	118,275	114,799
Accounts receivable, net	47,891	42,440
Other current assets	13,266	13,868
Inventories, net	23,882	22,720

Total current assets	282,625	258,840

Non-current assets:
Severance pay fund	383	334
Long-term deposits and others	3,421	2,744
Long-term available-for-sale marketable securities	13,466	37,721
Investments in affiliated companies	7,969	7,969
Property and equipment, net	4,306	4,029
Intangible assets, net	35,687	39,639
Goodwill	18,601	18,579
Deferred taxes	4,722	4,930

Total non-current assets	88,555	115,945

Total assets	$371,180	$374,785

Liabilities and Stockholders' Equity

Current liabilities:
Short term bank credit	$-	$2,737
Accounts payable	16,442	16,644
Deferred Revenues	14,956	14,941
Other accounts payable and accrued expenses	37,715	38,191

Total current liabilities	69,113	72,513

Non-current liabilities:
Contingent consideration liability	8,824	11,365
Deferred Revenues	4,474	4,528
Warranty Accruals	605	1,074
Accrued severance pay	601	554
Deferred taxes	5,715	6,215

Total non-current liabilities	20,219	23,736

Stockholders' equity:	281,848	278,536

Total liabilities and stockholders' equity	$371,180	$374,785

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the six months ended:
	June 30,	June 30,
	2011	2010
Cash flows from operating activities:
Net loss before non-controlling interest	$(3,467)	$(30,221)
Adjustments to reconcile net loss to net cash used by operating activities:
Share-based compensation	1,524	1,579
Depreciation and amortization	5,164	4,778
Impairments of available-for-sale marketable securities and other intangible assets	-	1,594
Realized loss, changes in accrued interest and amortization of premium (discount) on marketable securities	(509)	478
Revaluation of contingent liability	(2,541)	914
Changes in operating assets and liabilities
Accounts receivable	(4,817)	2,754
Inventories	(787)	9,612
Other current assets	641	(1,008)
Deferred taxes	(257)	262
Accrued severance pay, net	(2)	7
Accounts payable	(255)	6,869
Deferred revenue	(39)	(2,162)
Accrued warranty costs	(418)	(618)
Other accrued liabilities	(727)	5,698

Net cash provided by (used in) operating activities	(6,490)	536

Cash flows from investing activities:
Purchases of property and equipment	(1,339)	(755)
Investments in long-term deposits and others	(770)	-
Proceeds from the sale or maturity of available-for-sale marketable securities	61,235	131,240
Purchase of available-for-sale marketable securities	(39,798)	(94,610)
Investments in short-term deposits, net	(15,238)	-
Net cash received from acquisition of subsidiary	-	22,533
Other investing activities	(22)	(1,219)

Net cash provided by investing activities	4,068	57,189

Cash flows from financing activities:
Repayment of short term bank credit	(2,737)	-
Proceeds from exercise of stock options	3,745	631

Net cash provided by financing activities	1,008	631

Effect of exchange rates on cash and cash equivalents	397	(800)

Net increase (decrease) in cash and cash equivalents	(1,017)	57,556

Cash and cash equivalents at beginning of period	63,821	24,372

Cash and cash equivalents at end of period	$62,804	$81,928

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three-months ended		For the six-months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010

GAAP operating loss	$(1,110)	$(6,519)	$(3,717)	$(36,389)

Stock-based compensation	854	797	1,524	1,579
Amortization of intangible assets	2,036	1,549	3,979	3,047
Merger, restructuring and other non-recurring items, net	(1,496)	831	(888)	22,418

Non-GAAP operating income (loss)	$284	$(3,342)	$898	$(9,345)

GAAP net loss attributable to Syneron shareholders	$(284)	$(6,175)	$(2,661)	$(28,666)

Stock-based compensation	854	797	1,524	1,579
Amortization of intangible assets	2,036	1,549	3,979	3,047
Merger, restructuring and other non-recurring items, net	(1,496)	831	(888)	22,418
Income tax adjustments	(901)	(703)	(1,515)	(7,442)

Non-GAAP net income (loss) attributable to Syneron shareholders	$209	$(3,701)	$439	$(9,064)

Income (Loss) per share:

Basic
GAAP loss per share from operations	$(0.01)	$(0.18)	$(0.08)	$(0.84)

Stock-based compensation	0.02	0.02	0.04	0.05
Amortization of intangible assets	0.06	0.05	0.11	0.09
Merger, restructuring and other non-recurring costs	(0.04)	0.02	(0.03)	0.65
Income tax adjustments	(0.03)	(0.02)	(0.04)	(0.22)

Non-GAAP income (loss) per share from operations	$0.01	$(0.11)	$0.01	$(0.26)

Diluted
GAAP loss per share from operations	$(0.01)	$(0.18)	$(0.07)	$(0.84)

Stock-based compensation	0.02	0.02	0.04	0.05
Amortization of intangible assets	0.06	0.05	0.11	0.09
Merger, restructuring and other non-recurring costs	(0.04)	0.02	(0.02)	0.65
Income tax adjustments	(0.03)	(0.02)	(0.04)	(0.22)

Non-GAAP income (loss) per share from operations	$0.01	$(0.11)	$0.01	$(0.26)

Weighted average shares outstanding:

Basic	35,152	34,023	35,035	34,233
Diluted	35,916	34,023	35,842	34,233

Syneron Contacts:

Asaf Alperovitz
Chief Financial Officer
+ 972 73 244 2283
Email: asafa@syneron.com

Zack Kubow
The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com